Exhibit 99.1

ORION ENGINEERED CARBONS ANNOUNCES INTERIM CASH DIVIDEND

Luxembourg - December 5, 2014 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that its board of directors has declared an interim dividend of €0.67* per common share, equivalent to a total distribution of €40 million.

The interim dividend will be paid on December 22, 2014. The record date for the interim dividend will be December 16, 2014. The interim dividend with respect to common shares held in book-entry form through the facilities of The Depository Trust Company will be paid entirely in U.S. Dollars, at the official U.S. Dollar/Euro exchange rate reported by the European Central Bank on December 11, 2014. No portion of the interim dividend with respect to any common shares held through The Depository Trust Company will be paid in Euro.

Luxembourg withholding tax at a rate of 15% will be deducted from the interim dividend, subject to certain exemptions and reductions in certain circumstances.

“Our leadership position in the Carbon Black market is strong, and we believe now is the right time for Orion to issue its first-ever cash dividend,” said Jack Clem, Chief Executive Officer of Orion. “We are confident in the Company’s ability to generate strong cash flow going forward and believe this is the best course of action for Orion and its shareholders.”

*	The actual interim dividend per common share is €0.6707456273337965.

About Orion Engineered Carbons S.A.

Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,360 employees worldwide, Orion Engineered Carbons runs 14 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

Forward Looking Statements

This document contains certain forward-looking statements with respect to our financial condition, results of operations and business. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our prospectus dated July 24, 2014. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact

Orion Engineered Carbons S.A.

Investor Relations

Diana Downey, +1 832 445-3880

Investor-Relations@orioncarbons.com